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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL GRID PLC
 (Name of Subject Company (Issuer))

(Amendment No. 6)

NATIONAL GRID PLC
 (Names of Filing Persons (Offeror))

American Depositary Shares, each representing five ordinary shares of 10 pence each
 (Title of Class of Securities)

American Depositary Shares (636274102)
 (CUSIP Number of Class of Securities)

UNITED KINGDOM (State or other jurisdiction of incorporation or organization)	98-0367158 (I.R.S. Employer Identification Number)

Helen Mahy
National Grid plc
1–3 Strand
London WC2N 5EH
England
Tel: 011-44-207-004-3000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Lawrence J. Reilly
National Grid USA
25 Research Drive
Westborough, MA 01582
Tel: 1-508-389-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With Copies to
Lawrence Vranka, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
England
Tel: 011-44-207-456-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$727,898,832	$85,685

(1)
Calculated solely for purposes of determining the filing fee in respect of B Shares (as defined below) issuable in the United States in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11(b) thereunder. This calculation assumes that holders of ordinary shares, par value 10 pence each (the 'Ordinary Shares') in the United States own directly or indirectly 20.0% of the 3,090,248,790 Ordinary Shares issued and outstanding as of June 3, 2005 (including Ordinary Shares represented by American Depositary Shares) and that a pro rata number of non-cumulative preference shares, par value 10 pence each (the 'B Shares') are issued in the United States. Transaction Valuation is based upon a value of £0.65 cash per share for the B Shares expected to be issued in the United States and on an exchange rate of $1.8119 per £1.00, which was the noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on June 3, 2005. The filing fee was paid on June 15, 2005.

(2)
The Amount of Filing Fee equals $117.70 per $1,000,000 of the Transaction Valuation.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Field:

☐ Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issue tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 6 ("Amendment No. 6") is the final amendment to the Issuer Tender Offer Statement on Schedule TO ("Schedule TO") initially filed with the Securities and Exchange Commission (the "SEC") on June 15, 2005 by National Grid plc ("National Grid") related to the Return of Cash to Shareholders and ADR Holders. Except as defined herein, capitalized terms shall have the same meaning given to them in the U.S. Supplemental Memorandum included as Exhibit 99.(a)(2) to the Schedule TO.

        This Amendment No. 6 hereby amends and supplements Item 11(b) as follows:

ITEM 11.    ADDITIONAL INFORMATION

(b)
Shareholder Communications:

        On August 8, 2005 National Grid issued a press release announcing the results of the elections made under the Return of Cash. As at the close of the Election Period, being 4:30 p.m. (London time) and 11:30 a.m. (New York City time) on August 5, 2005, the results of elections were as follows: (i) valid elections to accept the Initial Repurchase Offer were received in relation to 843,811,272 B Shares (27.30 per cent. of issued B Shares); (ii) valid elections to continue to hold B Shares were received in relation to 85,336,859 B Shares (2.76 per cent. of issued B Shares); and (iii) valid and deemed elections to accept the Single B Share Dividend were received in relation to 2,162,099,630 B Shares (69.94 per cent. of issued B Shares). A copy of the press release is filed herewith as Exhibit 99.(a)(21) and is hereby incorporated herein by this reference.

        On August 8, 2005 National Grid issued a press release announcing that Initial Repurchase Offer was made for 843,811,272 B Shares. A copy of the press release is filed herewith as Exhibit 99.(a)(22) and is hereby incorporated herein by this reference.

        This Amendment No. 6 amends and supplements Item 12 as follows:

ITEM 12.    EXHIBITS

99.(a)(1)†	Circular to Shareholders, dated June 6, 2005
99.(a)(2)†	U.S. Supplemental Memorandum, dated June 6, 2005
99.(a)(3)†	Election Form for Shareholders
99.(a)(4)†	Proxy Card for Shareholders for use in connection with the Annual General Meeting and the Extraordinary General Meeting
99.(a)(5)†	Letter of Election and Transmittal
99.(a)(6)†	ADR Voting Instruction Card for use in connection with the Annual General Meeting and the Extraordinary General Meeting
99.(a)(7)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(8)†	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(9)†	Summary Advertisement in The Wall Street Journal, dated June 15, 2005
99.(a)(10)†	Press Release announcing posting of Circular and Annual General Meeting materials to Shareholders, dated June 15, 2005
99.(a)(11)†	Form of Election Instruction Booklet
99.(a)(12)†	Letter of Election and Transmittal Instruction Booklet
99.(a)(13)†
Letter regarding the Return of Cash to participants in the Company's Incentive Compensation Plan and accompanying summary for participants in the National Grid Incentive Thrift 401(k) Plan, dated June 20, 2005
99.(a)(14)†	Letter regarding the Return of Cash to U.S. employees participating in the Company's share option plans, dated June 20, 2005
99.(a)(15)†	Letter regarding the Return of Cash to U.K. employees participating in the Company's share option plans, dated June 20, 2005
99.(a)(16)†	Letter regarding the Return of Cash to employees participating in the Company's "Deferred Compensation Plan," dated June 22, 2005
99.(a)(17)†	Press release announcing the commencement of conditional dealings in the B Shares on the London Stock Exchange, dated July 20, 2005
99.(a)(18)†	Press release announcing shareholder approval of the Return of Cash, dated July 26, 2005
99.(a)(19)†	Press release announcing the public filing of a prospectus with the U.K. Financial Services Authority in connection with the proposed listing of the B Shares, dated July 27, 2005
99.(a)(20)†	Prospectus relating to the listing of the B Shares with the U.K. Financial Services Authority in accordance with the U.K. Prospectus Rules, dated July 27, 2005
99.(a)(21)[o]	Press release announcing the results of the elections made under the Return of Cash, dated August 8, 2005
99.(a)(22)[o]	Press release announcing that Initial Repurchase Offer was made for 843,811,272 B Shares, dated August 8, 2005
99.(d)(1)†	Repurchase Offer Agreement between National Grid Transco plc and JPMorgan Cazenove Limited, dated June 3, 2005

†
Previously filed with the SEC.

°
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ JOHN MCALISTER Name: John McAlister Title: Group Deputy General Counsel Date: August 8, 2005

EXHIBIT INDEX

99.(a)(1)†	Circular to Shareholders, dated June 6, 2005
99.(a)(2)†	U.S. Supplemental Memorandum, dated June 6, 2005
99.(a)(3)†	Election Form for Shareholders
99.(a)(4)†	Proxy Card for Shareholders for use in connection with the Annual General Meeting and the Extraordinary General Meeting
99.(a)(5)†	Letter of Election and Transmittal
99.(a)(6)†	ADR Voting Instruction Card for use in connection with the Annual General Meeting and the Extraordinary General Meeting
99.(a)(7)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(8)†	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(9)†	Summary Advertisement in The Wall Street Journal, dated June 15, 2005
99.(a)(10)†	Press Release announcing posting of Circular and Annual General Meeting materials to Shareholders, dated June 15, 2005
99.(a)(11)†	Form of Election Instruction Booklet
99.(a)(12)†	Letter of Election and Transmittal Instruction Booklet
99.(a)(13)†
Letter regarding the Return of Cash to participants in the Company's Incentive Compensation Plan and accompanying summary for participants in the National Grid Incentive Thrift 401(k) Plan, dated June 20, 2005
99.(a)(14)†	Letter regarding the Return of Cash to U.S. employees participating in the Company's share option plans, dated June 20, 2005
99.(a)(15)†	Letter regarding the Return of Cash to U.K. employees participating in the Company's share option plans, dated June 20, 2005
99.(a)(16)†	Letter regarding the Return of Cash to employees participating in the Company's "Deferred Compensation Plan," dated June 22, 2005
99.(a)(17)†	Press release announcing the commencement of conditional dealings in the B Shares on the London Stock Exchange, dated July 20, 2005
99.(a)(18)†	Press release announcing shareholder approval of the Return of Cash, dated July 26, 2005
99.(a)(19)†	Press release announcing the public filing of a prospectus with the U.K. Financial Services Authority in connection with the proposed listing of the B Shares, dated July 27, 2005
99.(a)(20)†	Prospectus relating to the listing of the B Shares with the U.K. Financial Services Authority in accordance with the U.K. Prospectus Rules, dated July 27, 2005
99.(a)(21)[o]	Press release announcing the results of the elections made under the Return of Cash, dated August 8, 2005
99.(a)(22)[o]	Press release announcing that Initial Repurchase Offer was made for 843,811,272 B Shares, dated August 8, 2005
99.(d)(1)†	Repurchase Offer Agreement between National Grid Transco plc and JPMorgan Cazenove Limited, dated June 3, 2005

†
Previously filed with the SEC.

°
Filed herewith.

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  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX